Contact

www.linkedin.com/in/jim-lamancusa-a2220317 (LinkedIn)

Top Skills

Outdoor Industry
Sales Management
Negotiation

Languages

English

Jim Lamancusa

Founder and CEO - Cusa Tea and Coffee
Boulder, Colorado, United States

Summary

Highly focused and creative business leader with extensive experience guiding sales and marketing teams through substantial growth. Proven ability to exceed sales quotas and development of complementary marketing/promotional programs. Expertise in devising, building and implementing proactive sales and marketing campaigns as well as extensive experience in sales forecasting, allocation, price setting, cash flow management, and new product development. Skills include problem solving, process engineering, business leadership, sales and marketing initiatives, negotiation techniques and teambuilding. Recognized as an exceptional salesperson, strong sales manager, excellent facilitator, and competent negotiator with superior business acumen.

Specialties: Sales Management, negotiation, new business development

Experience

Cusa Tea and Coffee
Founder and CEO
March 2016 - Present (6 years 6 months)
3275 Prairie Ave Unit B, Boulder, CO 80301

At Cusa Tea & Coffee, our mission is to recreate the taste and experience of freshly brewed premium tea and coffee in just seconds. Our convenient, single-serving packets will deliver a precisely brewed cup of delicious tea or coffee that’s free of chemicals, additives, fillers or excess sugar - right when you need it.

Padmasambhava Meditation Center
Executive Director
March 2011 - Present (11 years 6 months)

I am the organizational leader of a meditation center in Denver, Colorado. Starting in 2011, we purchased and remodeled a 12,000sq ft space. The

organization started with zero members and now has over 150 active members and we host 75 events per year. My role is overall organizational strategy, planning and execution. I am responsible for A to Z management of finances, operations, marketing, fund raising, and volunteer activity.

Eco Vessel
Vice President of Sales and Marketing
September 2014 - November 2015 (1 year 3 months)
Boulder, Colorado

I manage the internal and external sales and marketing teams comprising of 25 sales representatives and 6 marketing team members. Eco Vessel sells into the Outdoor, Natural Grocery, Housewares, Yoga and Lifestyle industries.

Oberalp _ Salewa Group
Director of Sales and Marketing
February 2012 - September 2014 (2 years 8 months)
Boulder, Colorado

Director of Sales and Marketing for Dynafit, Salewa and Pomoca lines of outdoor sports products.

GoodBelly by NextFoods
Vice President of Sales
January 2010 - February 2012 (2 years 2 months)
Boulder, CO

Built and manage GoodBelly's sales team from the ground up encompassing 9 Field Managers, 1 National Account Manager, 1 Sales Analyst and Nationwide Broker Network. Grew sales 67% in the natural product channel 18 months. Launched 13 new items, gaining national distribution and incremental revenue for the firm. Personally manage the Grocery channel and opened distribution with Kroger and Safeway, contributing 2200 new retail locations and increasing company revenue 25% with these accounts.

Eco-Products
Director of Sales
2004 - 2009 (5 years)
Boulder, CO

Spearhead Eco-Products Sales growth across 450 distributors. Synchronize efforts of 5 Regional Sales Managers, 5 Territory Managers, and 6 Sales Coordinators. Surpassed 2008 sales quota by 72% or 15 Million Dollars. Grew 2008 sales from $9.6 Million to $38 Million Dollars. Develop and implement corporate marketing programs. Facilitate customer business reviews, renegotiate rebate programs, and develop sales analytics matrixes.

NATIONAL SALES AND MARKETING MANAGER (2006 – 2008)
Aggressively expanded Foodservice Distribution Channel from zero to 300 distributors in two years. Established Eco-Products as the #1 choice for customers looking for an environmental solution to their disposable needs. Surpassed all sales quotas through a mix of new sales and marketing initiatives. Ensured distributor relations stayed strong and received an average of 4.5 out of 5 on satisfaction surveys completed by customers.

Elevated sales 550% from $1.7 million annually to $9.6 million in 2 years
Spearheaded the creation of the EcoGrip, GreenStripe and World Art brands
Oversaw the Sales, Sales Coordinator and Marketing departments
Built a sales team from scratch to 5 reps and grew Broker support to encompass 30 states
Created and oversaw the Marketing Department including catalog, POS, product information, and applicable white page creation

TERRITORY SALES REPRESENTATIVE (2005 – 2006)
Hired as Eco-Products first out-side sales representative. Sold environmentally friendly office, janitorial, and break room supplies to customers in Colorado, Utah and California. Built catalogs, point of sale documents, and other marketing materials from scratch. Actively approached up to 30 cold call accounts daily and doubled division sales within 12 months.
Grew sales from $100K per month to $200K per month in one year
Established Eco-Products first foodservice distribution customer
Created the Eco-Products catalog from scratch including photography, layout, and design

Education

University of Colorado Boulder
Bachelors, Business Administration · (1998 - 2002)

Argosy University Denver
MBA, Emphasis in Marketing · (2009 - 2010)